UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                        (Amendment No. ______________ )*

                               TIG Holdings, Inc.
                                (Name of Issuer)

                          $.01 par value Common Shares
                         (Title of Class of Securities)

                                    872469101
                                 (CUSIP Number)

      Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 pages

--------------------                                         -------------------
CUSIP NO. 872469101                  13G                      Page 2 of 4 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
     1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:

         Greenhaven Associates, Inc.
         Tax ID #13-343799
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  [_]
                                                            (b)  [X]
--------------------------------------------------------------------------------
     3   SEC USE ONLY
--------------------------------------------------------------------------------
     4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Westchester County, New York, U.S.A.
--------------------------------------------------------------------------------
                        5    SOLE VOTING POWER              386,000
    NUMBER OF          ---------------------------------------------------------
     SHARES             6    SHARED VOTING POWER            0
  BENEFICIALLY         ---------------------------------------------------------
  OWNED BY EACH         7    SOLE DISPOSITIVE POWER         386,000
    REPORTING          ---------------------------------------------------------
   PERSON WITH          8    SHARED DISPOSITIVE POWER       2,457,100
--------------------------------------------------------------------------------
     9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,843,100
--------------------------------------------------------------------------------
     10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.49%
--------------------------------------------------------------------------------
     12  TYPE OF REPORTING PERSON*

         IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 4 pages

Greenhaven Associates, Inc.

Item 1.   (a)  TIG Holdings, Inc.

          (b)  65 East 55th Street - 28th Floor
               New York, NY 10022

Item 2.   (a)  Greenhaven Associates, Inc.

          (b)  Three Manhattanville Road
               Purchase, New York 10577

          (c)  United States

          (d)  $.01 par value Common Shares

          (e)  Cusip #872469101

Item 3.   (e)  Investment Adviser registered under Section 203 of the
               Investment Advisers Act of 1940

Item 4.   (a)  2,843,100

          (b)  5.49%

          (c)  (I)    386,000
               (II)   0
               (III)  386,000
               (IV)   2,457,100

Item 5.   Not Applicable

Item 6. Greenhaven Associates, Inc. (Greenhaven) has investment discretion with respect to the securities to which this statement relates. Greenhaven has sole power to vote to the extent of 386,000 shares. Clients of Greenhaven are the direct owners of all other shares reported as beneficially owned. Such clients have the sole right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of such securities. No such client has an interest that relates to more than 5% of the shares.

Item 7.   Not Applicable

Item 8.   Not Applicable

Item 9.   Not Applicable


                                Page 3 of 4 pages

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or direct the vote

         (ii)  shared power to vote or to direct the vote

        (iii)  sole power to dispose or to direct the disposition of

         (iv)  shared power to dispose or to direct the disposition of

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

      If this statement if being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group

      If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach as an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

      The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 October 15, 1998
                                           ------------------------------
                                                       Date

                                             /s/ Edgar Wachenheim III
                                           ------------------------------
                                                    Signature


                                           Edgar Wachenheim III, Chairman
                                           ------------------------------
                                                    Name/Title


                                Page 4 of 4 pages